Exhibit 99.1
Investor Contact:
Robert Lahey
robert.lahey@maxeon.com
+1 (202) 246-1872

Media Contact:
Anna Porta
anna.porta@maxeon.com
+39 345 7706205

Maxeon Solar Technologies Announces Second Quarter 2023 Financial Results

--$56 Million GAAP Gross Profit, $30 Million Adjusted EBITDA--
--New Mexico site selected for US cell and module facility--

Singapore, August 11, 2023 – Maxeon Solar Technologies, Ltd. (NASDAQ:MAXN) (“Maxeon” or “the Company”), a global leader in solar innovation and channels, today announced its financial results for the second quarter ended July 2, 2023.

Maxeon's Chief Executive Officer Bill Mulligan noted, “Maxeon delivered another solid quarter, with year-on-year revenue growth of 46 percent and adjusted EBITDA above our guidance mid-point. We were thrilled to announce the selection of Albuquerque as the site for our planned US solar cell and module factory, and were also pleased to recently celebrate the completion of our 1.8 GW capacity expansion in Mexicali. These two milestones position the company well for continued expansion in the US utility scale market."

Continued Mulligan, “The demand environment in the global distributed generation (DG) market weakened significantly in late-Q2 due to the combined effect of higher interest rates, the impact of policy disruption in California, and significant channel inventory industry-wide. Our DG sales team was able to deliver on-plan ASP and gross profit but came in short of target on volume and revenue. We expect these challenging market conditions to persist at least through Q3, particularly in residential, and we have increased our sales focus on the commercial and industrial (C&I) segment as a result. We therefore expect a somewhat higher mix of C&I sales over the next few quarters with some push-out of volume from Q3 to Q4 and into 2024 due to the longer sales cycles associated with C&I projects.

In DG, we believe that we are well positioned to navigate the current market dynamics thanks to our differentiated panel technology, direct-to-installer channel model, and geographic diversification, and that our overall portfolio of US utility scale and global DG exposure is a sound strategic platform that provides long term opportunity for profitable growth while diversifying market risk.”
Selected Q2 Unaudited Financial Summary

(In thousands, except shipments)	Fiscal Q2 2023	Fiscal Q1 2023	Fiscal Q2 2022
Shipments, in MW	807	774	521
Revenue	$348,373	$318,332	$238,080
Gross profit (loss)(1)	56,223	53,625	(39,324)
GAAP Operating expenses	47,830	41,921	35,701
GAAP Net (loss) income attributable to the stockholders(1)	(1,509)	20,271	(87,920)
Capital expenditures	24,169	16,500	18,231

	Other Financial Data(1), (2)
(In thousands)	Fiscal Q2 2023	Fiscal Q1 2023	Fiscal Q2 2022
Non-GAAP Gross profit (loss)	$56,748	$54,142	$(23,905)
Non-GAAP Operating expenses	40,883	38,056	30,162
Adjusted EBITDA(3)	30,240	30,984	(36,833)
(1)The Company's GAAP and Non-GAAP results were impacted by the effects of certain items. Refer to “Supplementary information affecting GAAP and Non-GAAP results” below.
(2)The Company's use of Non-GAAP financial information, including a reconciliation to U.S. GAAP, is provided under “Use of Non-GAAP Financial Measures” below.

Supplementary information affecting GAAP and Non-GAAP results

		Three Months Ended
(In thousands)	Financial statements item affected	July 2, 2023	April 2, 2023	July 3, 2022
Incremental cost of above market polysilicon(1)	Cost of revenue	184	237	3,308
(1)Relates to the difference between our contractual cost for the polysilicon under the long-term fixed supply agreements with our supplier, which ended in the fiscal year 2022, and the price of polysilicon available in the market as derived from publicly available information at the beginning of each quarter, multiplied by the volume of modules sold within the quarter.
Fiscal Year 2023 and Third Quarter 2023 Outlook
For the third quarter of 2023, the Company anticipates the following results:

(In millions, except shipments)	Outlook
Shipments, in MW	700 - 740
Revenue	$280 - $320
Gross profit	$29 - $39
Non-GAAP gross profit(1)	$30 - $40
Operating expenses	$50 ± $2
Non-GAAP operating expenses(2)	$43 ± $2
Adjusted EBITDA(3)	$2 - $12
Capital expenditures(4)	$29 - $35

For fiscal year 2023, the Company is revising its annual guidance to reflect the near term softening of residential demand and the challenging market conditions which the Company expects to persist through the fourth quarter:

– Revenue to be within a range of $1,250 million to 1,350 million.

– Adjusted EBITDA to be within a range of $80 million to $100 million.

We reaffirm our annual capital expenditures(4) guidance to be within a range of $150 million to $170 million, which was updated to account for the Maxeon 7 capacity expansion following the successful equity raise last May. Refer to our prospectus supplement filed with the Securities and Exchange Commission on May 16, 2023.
(1)The Company's Non-GAAP gross profit is impacted by the effects of adjusting for stock-based compensation expense.
(2)The Company's Non-GAAP operating expenses are impacted by the effects of adjusting for stock-based compensation expense.

(3)The Company cannot provide a reconciliation between its Adjusted EBITDA projection and the most directly comparable GAAP measures without unreasonable efforts because it is unable to predict with reasonable certainty the ultimate outcome of the remeasurement gain or loss of the prepaid forward and the equity in gain or loss of unconsolidated investees.
(4)Capital expenditures mainly relates to the preparation for capacity expansion for our Maxeon 7 technology, completion of manufacturing capacity for Performance line panels to be sold in the U.S. market, completion of manufacturing capacity for our Maxeon 6 product platform, further developing Maxeon 7 technology and operating a pilot line, as well as various corporate initiatives. The above excludes capital expenditures in connection to the investment plan to deploy a multi-GW factory in the United States to manufacture solar products for both the DG and utility-scale power plant markets.
These anticipated results for the third quarter of 2023 are preliminary, unaudited and represent the most current information available to management. The Company’s business outlook is based on management's current views and estimates with respect to market conditions, production capacity and the global economic environment. Please refer to Forward Looking Statements section below. Management’s views and estimates are subject to change without notice.
For more information
Maxeon’s second quarter 2023 financial results and management commentary can be found on Form 6-K by accessing the Financials & Filings page of the Investor Relations section of Maxeon’s website at: https://corp.maxeon.com/investor-relations. The Form 6-K and Company’s other filings are also available online from the Securities and Exchange Commission at www.sec.gov.
Conference Call Details

The Company will hold a conference call on August 10, 2023, at 5:00 PM U.S. ET / August 11, 2023, at 5:00 AM Singapore Time, to discuss results and to provide an update on the business.

To join the live conference call, participants must first register here, where a dial-in number will be provided.

A simultaneous audio-only webcast of the conference call will be available on Maxeon’s website here. A webcast replay will be available on Maxeon's website for one year at https://corp.maxeon.com/events-and-presentations.

About Maxeon Solar Technologies
Maxeon Solar Technologies Ltd (NASDAQ: MAXN) is Powering Positive ChangeTM. Headquartered in Singapore, Maxeon designs and manufactures Maxeon® and SunPower® brand solar panels, and has sales operations in more than 100 countries, operating under the SunPower brand in certain countries outside the United States. The Company is a leader in solar innovation with access to over 1,000 patents and two best-in-class solar panel product lines. Maxeon products span the global rooftop and solar power plant markets through a network of more than 1,700 trusted partners and distributors. A pioneer in sustainable solar manufacturing, Maxeon leverages a 35-plus-year history in the solar industry and numerous awards for its technology. For more information about how Maxeon is Powering Positive ChangeTM visit us at https://www.maxeon.com/, on LinkedIn and on Twitter @maxeonsolar.
Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, but not limited to, statements regarding: (a) our expectations regarding pricing trends, demand and growth projections; (b) potential disruptions to our operations and supply chain that may result from epidemics, natural disasters or military conflicts, including the duration, scope and impact on the demand for our products, market disruptions from the war in Ukraine; (c) anticipated product launch timing and our expectations regarding ramp, customer acceptance and demand, upsell and expansion opportunities; (d) our expectations and plans for short- and long-term strategy, including our anticipated areas of focus and investment, market expansion, product and technology focus, and projected growth and profitability; (e) our ability to meet short term and long term material cash requirements~~,~~ our ability to complete an equity or debt offering or financing at favorable terms, if at all, and our overall liquidity, substantial indebtedness and ability to obtain additional financing; (f) our technology outlook, including anticipated fab capacity expansion and utilization and expected ramp and production timelines for the Company’s next-generation Maxeon 7 and Performance line solar panels, expected cost reductions, and future performance; (g) our strategic goals and plans, including capacity expansion, partnership discussions with respect to the Company’s next-generation technology, and our relationship with SunPower Corporation as one of our largest customers and our relationships with our other existing customers, suppliers and partners, and our ability to achieve and maintain them; (h) our expectations regarding our future performance and revenues resulting from contracted orders, bookings, backlog, and pipelines in our sales channels and feedback from our partners; (i) our projected effective tax rate and changes to the valuation allowance related to our deferred tax assets; and (j) our third quarter and annual fiscal year 2023 guidance, including shipments, revenue, gross profit, non-GAAP gross profit, operating expenses, non-GAAP operating expenses, Adjusted EBITDA, capital expenditures, and related assumptions.

The forward-looking statements can be also identified by terminology such as “may,” “might,” “could,” “will,” “aims,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and Maxeon’s operations and business outlook contain forward-looking statements.
These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks. The reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. Factors that could cause or contribute to such differences include, but are not limited to: (1) challenges in executing transactions key to our strategic plans, including regulatory and other challenges that may arise; (2) our liquidity, substantial indebtedness, terms and conditions upon which our indebtedness is incurred, and ability to obtain additional financing for our projects, customers and operations; (3) our ability to manage supply chain shortages and/or excess inventory and cost increases and operating expenses; (4) potential disruptions to our operations and supply chain that may result from damage or destruction of facilities operated by our suppliers, difficulties in hiring or retaining key personnel, epidemics, natural disasters, including impacts of the war in Ukraine; (5) our ability to manage our key customers and suppliers; (6) the success of our ongoing research and development efforts and our ability to commercialize new products and services, including products and services developed through strategic partnerships; (7) competition in the solar and general energy industry and downward pressure on selling prices and wholesale energy pricing, including impacts of inflation, economic recession and foreign exchange rates upon customer demand; (8) changes in regulation and public policy, including the imposition and applicability of tariffs; (9) our ability to comply with various tax holiday requirements as well as regulatory changes or findings affecting the availability of economic incentives promoting use of solar energy and availability of tax incentives or imposition of tax duties; (10) fluctuations in our operating results and in the foreign currencies in which we operate; (11) appropriately sizing, or delays in expanding our manufacturing capacity and containing manufacturing and logistics difficulties that could arise; (12) unanticipated impact to customer demand and sales schedules due, among other factors, to the war in Ukraine, economic recession and environmental disasters; (13) challenges managing our acquisitions, joint ventures and partnerships, including our ability to successfully manage acquired assets and supplier relationships; (14) reaction by securities or industry analysts to our annual and/or quarterly guidance, in combination with our results of operations or other factors, and/ or third party reports or publications, whether accurate or not, which may cause such securities or industry analysts to cease publishing research or reports about us, or adversely change their recommendations regarding our ordinary shares, which may negatively impact the market price of our ordinary shares and volume of our stock trading; (15) reaction by investors to our annual and/or quarterly guidance, in combination with our results of operations or other factors, and/ or third party reports or publications, whether accurate or not, which may negatively impact the market price of our ordinary shares and volume of our stock trading and (16) unpredictable outcomes resulting from our litigation activities or other disputes. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the Securities and Exchange Commission (“SEC”) from time to time, including our most recent report on Form 20-F, particularly under the heading “Risk Factors”. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://corp.maxeon.com/investor-relations. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

Use of Non-GAAP Financial Measures
We present certain non-GAAP measures such as non-GAAP gross profit (loss), non-GAAP operating expenses and earnings before interest, taxes, depreciation and amortization (“EBITDA”) adjusted for stock-based compensation, restructuring benefits (charges and fees), remeasurement gain (loss) on prepaid forward and physical delivery forward, loss related to settlement of price escalation dispute and equity in losses of unconsolidated investees (“Adjusted EBITDA”) to supplement our consolidated financial results presented in accordance with GAAP. Non-GAAP gross profit (loss) is defined as gross profit (loss) excluding stock-based compensation. Non-GAAP operating expenses is defined as operating expenses excluding stock-based compensation and restructuring benefits (charges and fees).
We believe that non-GAAP gross profit (loss), non-GAAP operating expenses and Adjusted EBITDA provide greater transparency into management’s view and assessment of the Company’s ongoing operating performance by removing items management believes are not representative of our continuing operations and may distort our longer-term operating trends. We believe these measures are useful to help enhance the comparability of our results of operations across different reporting periods on a consistent basis and with our competitors, distinct from items that are infrequent or not associated with the Company’s core operations as presented above. We also use these non-GAAP measures internally to assess our business, financial performance and current and historical results, as well as for strategic decision-making and forecasting future results. Given our use of non-GAAP measures, we believe that these measures may be important to investors in understanding our operating results as seen through the eyes of management. These non-GAAP measures are neither prepared in accordance with GAAP nor are they intended to be a replacement for GAAP financial data, should be reviewed together with GAAP measures and may be different from non-GAAP measures used by other companies.

As presented in the “Reconciliation of Non-GAAP Financial Measures” section, each of the non-GAAP financial measures excludes one or more of the following items in arriving to the non-GAAP measures:
•Stock-based compensation expense. Stock-based compensation relates primarily to equity incentive awards. Stock-based compensation is a non-cash expense that is dependent on market forces that are difficult to predict and is excluded from non-GAAP gross profit (loss), non-GAAP operating expense and Adjusted EBITDA. Management believes that this adjustment for stock-based compensation expense provides investors with a basis to measure our core performance, including the ability to compare our performance with the performance of other companies, without the period-to-period variability created by stock-based compensation.
•Restructuring benefits (charges and fees). We incur restructuring benefits (charges and fees) related to reorganization plans aimed towards realigning resources consistent with our global strategy and improving its overall operating efficiency and cost structure. Restructuring benefits (charges and fees) are excluded from non-GAAP operating expenses and Adjusted EBITDA because they are not considered core operating activities. Although we have engaged in restructuring activities and initiatives, past activities have been discrete events based on unique sets of business objectives. As such, management believes that it is appropriate to exclude restructuring benefits (charges and fees) from our non-GAAP financial measures as they are not reflective of ongoing operating results nor do these charges contribute to a meaningful evaluation of our past operating performance.
•Remeasurement gain (loss) on prepaid forward and physical delivery forward. This relates to the mark-to-market fair value remeasurement of privately negotiated prepaid forward and physical delivery transactions. The transactions were entered into in connection with the issuance on July 17, 2020 of the 6.50% Green Convertible Senior Notes due 2025 for an aggregate principal amount of $200 million. The prepaid forward is remeasured to fair value at the end of each reporting period, with changes in fair value booked in earnings. The fair value of the prepaid forward is primarily affected by the Company's share price. The physical delivery forward was remeasured to fair value at the end of the Note Valuation Period on September 29, 2020, and was reclassified to equity after remeasurement, and will not be subsequently remeasured. The fair value of the physical delivery forward was primarily affected by the Company’s share price. The remeasurement gain (loss) on prepaid forward and physical delivery forward is excluded from Adjusted EBITDA because it is not considered core operating activities. As such, management believes that it is appropriate to exclude the mark-to-market adjustments from our Adjusted EBITDA as it is not reflective of ongoing operating results nor do the loss contribute to a meaningful evaluation of our past operating performance.
•Equity in income (losses) of unconsolidated investees. This relates to the income (loss) on our unconsolidated equity investment Huansheng JV. This is excluded from our Adjusted EBITDA financial measure as it is non-cash in nature and not reflective of our core operational performance. As such, management believes that it is appropriate to exclude such charges as they do not contribute to a meaningful evaluation of our performance.

•Loss related to settlement of price escalation dispute. This relates to loss arising from the settlement of price escalation dispute with a polysilicon supplier related to our long-term, firm commitment polysilicon supply agreement which ended in the fiscal year 2022. This is excluded from our Adjusted EBITDA financial measure as it is non-recurring and not reflective of ongoing operating results. As such, management believes that it is appropriate to exclude such charges as the loss does not contribute to a meaningful evaluation of our past and future operating performance.
Reconciliation of Non-GAAP Financial Measures

	Three Months Ended
(In thousands)	July 2, 2023	April 2, 2023	July 3, 2022
Gross profit (loss)	$56,223	$53,625	$(39,324)
Stock-based compensation	525	517	249
Loss related to settlement of price escalation dispute	—	—	15,170
Non-GAAP Gross profit (loss)	56,748	54,142	(23,905)

GAAP Operating expenses	47,830	41,921	35,701
Stock-based compensation	(7,071)	(4,144)	(1,896)
Restructuring benefits (charges and fees)	124	279	(3,643)
Non-GAAP Operating expenses	40,883	38,056	30,162

GAAP Net (loss) income attributable to the stockholders	(1,509)	20,271	(87,920)
Interest expense, net	8,903	8,999	5,685
Provision for income taxes	5,893	5,984	937
Depreciation	14,546	14,383	15,305
Amortization	45	68	75
EBITDA	27,878	49,705	(65,918)
Stock-based compensation	7,596	4,661	2,145
Loss related to settlement of price escalation dispute	—	—	15,170
Restructuring (benefits) charges and fees	(124)	(279)	3,643
Remeasurement (gain) loss on prepaid forward	(4,718)	(23,849)	3,986
Equity in (income) losses of unconsolidated investees	(392)	746	4,141
Adjusted EBITDA	30,240	30,984	(36,833)

Reconciliation of Non-GAAP Outlook

(In millions)	Outlook
Gross profit	$29 - $39
Stock-based compensation	1
Non-GAAP gross profit	$30 - $40

Operating expenses	$50 ± $2
Stock-based compensation	(7)
Non-GAAP operating expenses	$43 ± $2
©2023 Maxeon Solar Technologies, Ltd. All rights reserved. MAXEON is a registered trademark of Maxeon Solar Technologies, Ltd. Visit https://corp.maxeon.com/trademarks for more information.

MAXEON SOLAR TECHNOLOGIES, LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited)
(In thousands, except for shares data)

	As of
	July 2, 2023	January 1, 2023
Assets
Current assets:
Cash and cash equivalents	$375,461	$227,442
Short-term securities	60,000	76,000
Restricted short-term marketable securities	991	968
Accounts receivable, net	61,731	54,301
Inventories	349,336	303,230
Advances to suppliers, current portion	1,407	2,137
Prepaid expenses and other current assets	105,300	126,971
Total current assets	$954,226	$791,049
Property, plant and equipment, net	361,311	380,468
Operating lease right of use assets	25,863	17,844
Other intangible assets, net	313	291
Deferred tax assets	10,228	10,348
Other long-term assets	102,373	60,418
Total assets	$1,454,314	$1,260,418
Liabilities and Equity
Current liabilities:
Accounts payable	$211,909	$247,870
Accrued liabilities	107,648	135,157
Contract liabilities, current portion	177,921	139,267
Short-term debt	35,512	50,526
Operating lease liabilities, current portion	5,331	3,412
Total current liabilities	$538,321	$576,232
Long-term debt	1,424	1,649
Contract liabilities, net of current portion	156,231	161,678
Operating lease liabilities, net of current portion	21,845	15,603
Convertible debt	382,040	378,610
Deferred tax liabilities	14,333	14,913
Other long-term liabilities	67,027	63,663
Total liabilities	$1,181,221	$1,212,348
Commitments and contingencies
Equity:
Common stock, no par value (52,646,297 and 45,033,027 issued and outstanding as of July 2, 2023 and January 1, 2023, respectively)	$—	$—
Additional paid-in capital	789,312	584,808
Accumulated deficit	(501,501)	(520,263)
Accumulated other comprehensive loss	(20,546)	(22,108)
Equity attributable to the Company	267,265	42,437
Noncontrolling interests	5,828	5,633
Total equity	273,093	48,070
Total liabilities and equity	$1,454,314	$1,260,418

MAXEON SOLAR TECHNOLOGIES, LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)
(In thousands, except per share data)

	Three Months Ended		Six Months Ended
	July 2, 2023	July 3, 2022	July 2, 2023	July 3, 2022
Revenue	$348,373	$238,080	$666,705	$461,161
Cost of revenue	292,150	277,404	556,857	513,449
Gross profit (loss)	56,223	(39,324)	109,848	(52,288)
Operating expenses:
Research and development	13,012	12,416	24,088	26,310
Sales, general and administrative	34,492	21,520	65,520	45,271
Restructuring charges	326	1,765	143	1,530
Total operating expenses	47,830	35,701	89,751	73,111
Operating income (loss)	8,393	(75,025)	20,097	(125,399)
Other (expense) income, net
Interest expense, net	(8,903)	(5,684)	(17,902)	(10,470)
Other, net	4,550	(1,978)	28,993	(2,130)
Other (expense) income, net	(4,353)	(7,662)	11,091	(12,600)
Income (loss) before income taxes and equity in (income) losses of unconsolidated investees	4,040	(82,687)	31,188	(137,999)
Provision for income taxes	(5,893)	(937)	(11,877)	(1,762)
Equity in income (losses) of unconsolidated investees	392	(4,141)	(354)	(7,201)
Net (loss) income	(1,461)	(87,765)	18,957	(146,962)
Net income attributable to noncontrolling interests	(48)	(155)	(195)	(70)
Net loss (income) attributable to the stockholders	$(1,509)	$(87,920)	$18,762	$(147,032)

Net (loss) income per share attributable to stockholders:
Basic and diluted	$(0.03)	$(2.15)	$0.43	$(3.61)

Weighted average shares used to compute net (loss) income per share:
Basic	45,158	40,853	43,273	40,751
Diluted	45,158	40,853	44,110	40,751

MAXEON SOLAR TECHNOLOGIES, LTD.
CONDENSED CONSOLIDATED STATEMENTS OF EQUITY
(unaudited)
(In thousands)

	Shares	Amount	Additional Paid In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Equity Attributable to the Company	Noncontrolling Interests	Total Equity
Balance at January 1, 2023	45,033	$—	$584,808	$(520,263)	$(22,108)	$42,437	$5,633	$48,070
								—
Net income	—	—	—	20,271	—	20,271	147	20,418
Issuance of common stock for stock-based compensation, net of tax withheld	377	—	—	—	—	—	—	—
Recognition of stock-based compensation	—	—	4,033	—	—	4,033	—	4,033
Other comprehensive income	—	—	—	—	1,627	1,627	—	1,627
Balance at April 2, 2023	45,410	$—	$588,841	$(499,992)	$(20,481)	$68,368	$5,780	$74,148
Net loss (income)	—	$—	$—	$(1,509)	$—	$(1,509)	$48	$(1,461)
Issuance of common stock, net of issuance cost	7,120	—	193,491	—	—	193,491	—	193,491
Issuance of common stock for stock-based compensation, net of tax withheld	116	—	—	—	—	—	—	—
Recognition of stock-based compensation	—	—	6,980	—	—	6,980	—	6,980
Other comprehensive loss	—	—	—	—	(65)	(65)	—	(65)
Balance at July 2, 2023	52,646	—	789,312	(501,501)	(20,546)	267,265	5,828	273,093

	Shares	Amount	Additional Paid In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Equity Attributable to the Company	Noncontrolling Interests	Total Equity
Balance at January 2, 2022	44,247	$—	$624,261	$(262,961)	$(11,844)	$349,456	$5,419	$354,875
Effect of adoption of ASU 2020-06	—	—	(52,189)	10,122	—	(42,067)	—	(42,067)
Net loss	—	—	—	(59,112)	—	(59,112)	(85)	(59,197)
Issuance of common stock for stock-based compensation, net of tax withheld	354	—	(2)	—	—	(2)	—	(2)
Distribution to noncontrolling interest	—	—	—	—	—	—	(64)	(64)
Recognition of stock-based compensation	—	—	1,466	—	—	1,466	—	1,466
Other comprehensive income	—	—	—	—	(803)	(803)	—	(803)
Balance at April 3, 2022	44,601	$—	$573,536	$(311,951)	$(12,647)	$248,938	$5,270	$254,208
Net (loss) income	—	—	—	(87,920)	—	(87,920)	155	(87,765)
Issuance of common stock for stock-based compensation, net of tax withheld	108	—	(21)	—	—	(21)	—	(21)
Recognition of stock-based compensation	—	—	2,844	—	—	2,844	—	2,844
Other comprehensive loss	—	—	—	—	(755)	(755)	—	(755)
Balance at July 3, 2022	44,709	—	576,359	(399,871)	(13,402)	163,086	5,425	168,511

MAXEON SOLAR TECHNOLOGIES, LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
(In thousands)

	Six Months Ended
	July 2, 2023	July 3, 2022
Cash flows from operating activities
Net profit (loss)	$18,957	$(146,962)
Adjustments to reconcile net profit (loss) to operating cash flows
Depreciation and amortization	29,042	28,368
Stock-based compensation	12,257	4,842
Non-cash interest expense	4,657	2,819
Equity in losses of unconsolidated investees	354	7,201
Deferred income taxes	(460)	475
Loss on impairment of property, plant and equipment	442	—
Loss on disposal of property, plant and equipment	9	191
Remeasurement (gain) loss on prepaid forward	(28,567)	4,383
(Utilization of) provision for inventory reserves	(10,377)	10,126
Other, net	20	558
Changes in operating assets and liabilities
Accounts receivable	(23,850)	(18,728)
Inventories	(65,706)	(80,028)
Prepaid expenses and other assets	654	(19,800)
Operating lease right-of-use assets	2,303	1,337
Advances to suppliers	730	34,907
Accounts payable and other accrued liabilities	(13,507)	58,134
Contract liabilities	48,661	117,329
Operating lease liabilities	(1,928)	(1,454)
Net cash (used in) provided by operating activities	(26,309)	3,698
Cash flows from investing activities
Purchases of property, plant and equipment	(40,669)	(39,913)
Purchases of intangible assets	(135)	—
Proceeds from maturity of short-term securities	76,000	—
Purchase of short-term securities	(60,000)	—
Purchase of restricted short-term marketable securities	(10)	—
Proceeds from disposal of property, plant and equipment	—	32
Net cash used in investing activities	(24,814)	(39,881)

	Six Months Ended
	July 2, 2023	July 3, 2022
Cash flows from financing activities
Proceeds from debt	114,539	130,010
Repayment of debt	(129,526)	(105,650)
Repayment of finance lease obligations	(252)	(332)
Payment for tax withholding obligations for issuance of common stock upon vesting of restricted stock units	—	(23)
Net proceeds from issuance of common stock	194,226	—
Distribution to noncontrolling interest	—	(64)
Net cash provided by financing activities	178,987	23,941
Effect of exchange rate changes on cash, cash equivalents and restricted cash	81	160
Net increase (decrease) in cash, cash equivalents and restricted cash	127,945	(12,082)
Cash, cash equivalents and restricted cash, beginning of period	267,961	192,232
Cash, cash equivalents and restricted cash, end of period	$395,906	$180,150
Non-cash transactions
Property, plant and equipment purchases funded by liabilities	$16,485	$33,800
Property, plant and equipment obtained through capital lease	—	2,127
Right-of-use assets obtained in exchange for lease obligations	10,322	1,257
The following table reconciles our cash and cash equivalents and restricted cash reported on our Condensed Consolidated Balance Sheets and the cash, cash equivalents and restricted cash reported on our Condensed Consolidated Statements of Cash Flows as of July 2, 2023 and July 3, 2022:

(In thousands)	July 2, 2023	July 3, 2022
Cash and cash equivalents	$375,461	$138,347
Restricted cash, current portion, included in Prepaid expenses and other current assets	20,443	35,396
Restricted cash, net of current portion, included in Other long-term assets	2	6,407
Total cash, cash equivalents and restricted cash shown in Condensed Consolidated Statements of Cash Flows	$395,906	$180,150